

June 21, 2010

David B. Dillon
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202

> **Re:** **The Kroger Co.**
> **Form 10-K for the Fiscal Year Ended January 30, 2010**
> **Filed March 30, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 14, 2010**
> **File No. 001-00303**

Dear Mr. Dillon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition…page 11

Results of Operations, page 12

1. We note that you do not provide a discussion and analysis of changes in sales for each year presented. We also note that you do not quantify the impact of a number of factors that contributed to the change in total sales for the most recent year. Please provide a discussion and analysis of sales for each year presented. Also, please clarify your disclosure regarding the reasons for the change in total sales for the most recent year since it appears that a decline

in retail fuel prices would not have the effect of increasing total sales. In addition, it would be useful to investors to understand (a) the effect of changes in transaction counts and average sale per shopping trip in your analysis of identical supermarket sales, excluding fuel, (b) the reasons for changes in the retail price of fuel, and (c) the effect of the change in retail square footage. Further, since you include both identical and comparable supermarket sales in your discussion, please discuss both of these operating metrics in your analysis. Finally, please provide a discussion and analysis of other sales to the extent changes in such sales is significant to the overall change between years. Alternatively, please tell us why you believe enhanced disclosure is not useful to investors. Please refer to Item 303(a)(3) of Regulation S-K and Section III.B.4 of SEC Release No. 34-48960.

Liquidity and Capital Resources, page 21

2. We note the disclosure on page 26 that you believe cash flow from operations and other sources of liquidity, including borrowings under your commercial paper program and bank credit facility will be adequate to meet anticipated requirements for working capital, capital expenditures, interest payments and scheduled principal payments for the foreseeable future. Please provide a discussion of prospective information regarding your short-term and long-term sources and needs for capital in this section. Please refer to Instructions 2 and 5 to Item 303(a) of Regulation S-K and Section 503.a of Codification of Financial Reporting polices. In addition, please provide a discussion of short-term liquidity and capital resources that cover cash needs for up to 12 months in the future. A discussion of long-term liquidity and capital resources should address material capital expenditures, payments due on long-term debt and other demands or commitments beyond the next 12 months. Alternatively, tell us why you believe enhanced disclosure is not useful to investors in understanding your liquidity and capital resources.

Outlook, page 26

3. We note your disclosure regarding expected bad debt expense from the credit extended to your customers through your branded credit card. Please tell us more about this program and what consideration you gave to disclosing information about the credit card portfolio and your accounting policies in your discussion and analysis and/or the notes to consolidated financial statements.

Item 8. Financial Statements and Supplementary Data, page 32

Consolidated Statements of Cash Flows, page 35

4. We note that deferred income taxes included in adjustments to reconcile net earnings to net cash provided by operation activities differ from amounts disclosed in the income tax footnote on page 44. Please show us how to reconcile these disclosures.

Notes to Consolidated Financial Statements, page 37

13. Benefit Plans, page 57

5.   Please disclose how you calculate the market related value of plan assets as that term is defined in ASC 715-30-20. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount in accordance with FASB ASC 235-10-50-3.

Note 18. Quarterly Data, page 72

6.   Please disclose gross profit or cost of revenues for each quarter. Refer to Item 302(a)(1) of Regulation S-K and Question 3 of SAB Topic 6.G.

Item 15. Exhibits, Financial Statement Schedules, page 78

7.   It appears that you have not provided all of the schedules and/or exhibits to Exhibit 10.11 – Five Year Credit Agreement dated as of November 15, 2006, such as Exhibit D – Administrative Questionnaire and Exhibit E –Guarantee Agreement. Please re-file the complete credit agreement, including all schedules and exhibits with your next periodic report.

Definitive Proxy Statement on Schedule 14A

Information Concerning the Board of Directors, page 15

Committees of the Board, page 15

8.   We note that you consider racial, ethnic, and gender diversity when evaluating candidates to serve on your board of directors. Please describe how you implement this policy and how you assess the effectiveness of your policy. Please refer to Item 407(c)(2)(vi) of Regulation S-K.

Compensation Policies as they Relate to Risk Management, page 43

9.   We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the policy you undertook to reach the conclusion that disclosure was not necessary.

Performance-Based Long-Term Cash Bonus, page 26

10. We note that under the 2008 plan participants receive a 1% payout based on improvement in associate engagement measures. Please describe in greater detail the "associate engagement measures" and what improvement is required in order for participants to receive the 1% payout.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 or in his absence William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director